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Head, Division of Cardiac Anesthesia at Providence Health Care

Vancouver, British Columbia, Canada

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Providence Health Care

Queen's University

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Experience

Head, Division of Cardiac Anesthesia, Department of Anesthesia at St. Paul's Hospital
Providence Health Care
Jan 2015 – Present • 3 yrs 6 mos
Vancouver, BC, Canada

Examination Board in Anesthesiology - Oral Examiner
The Royal College of Physicians and Surgeons of Canada
Sep 2014 – Present • 3 yrs 10 mos
Ottawa, Canada Area

Head, Division of Cardiac Anesthesia
UBC Department of Anesthesiology, Pharmacology, and Therapeutics
Jul 2013 – Present • 5 yrs
Vancouver, Canada Area

Anesthesiologist/Clinical Associate Professor
UBC Department of Anesthesiology, Pharmacology, and Therapeutics
Jan 2018 – Present • 6 mos
St. Paul's Hospital, Vancouver, BC

JustWork Economic Initiative

Board Member
JustWork Economic Initiative
Mar 2012 – Jun 2015 • 3 yrs 4 mos
Vancouver, Canada Area

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Education

Queen's University

Queen's University
Doctor of Medicine (M.D.)
1993 – 1997

 **Queens**
Master's Degree, Cell Biology and Anatomy
1991 – 1993

 **Queen's University**
BSc (Hons), Life Science
1987 – 1991

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Skills

Anesthesiology

CSICU

Cardiac Anesthesia

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